April 3, 2017
To Whom It May Concern:

Company	Coca-Cola Bottlers Japan Inc.
Representative	Representative Director and President	Tamio Yoshimatsu
(TSE/FSE Code 2579)
Inquiries	Senior Executive Officer, Head of Finance	Jawahar SolaiKuppuswamy
（TEL 03-6896-3859）

Finalization of Reduction in the Amount of Capital Reserves that will Increase upon the Share
Exchange and Transfer of the Reduced Amount to Other Capital Surplus

As announced in the press release “Announcement on Reduction in the Amount of Capital Reserves that will Increase upon the Share Exchange and Transfer of the Reduced Amount to Other Capital Surplus” dated February 20, 2017, Coca-Cola Bottlers Japan Inc. (which former trade name was Coca-Cola West Company, Limited; hereinafter referred to as “CCBJI”) and Coca-Cola East Japan Co., Ltd. (hereinafter referred to as “CCEJ”) carried out a share exchange (hereinafter referred to as the “Share Exchange”), under which CCBJI becomes a sole parent company and CCEJ becomes a wholly owned subsidiary on April 1, 2017 as the effective date, and at the same time, reduced the entire amount of capital reserves that increased upon the Share Exchange and transferred it to other capital surplus as follows. Please note that there is no impact on the result of operations of CCBJI.

Amount of capital reserves reduced: 341,562,935,610 yen, which is the amount of increase in capital reserves upon the Share Exchange

(Note 1)
The amount of increase in capital reserves was determined to be 341,562,935,610 yen as a result of calculation pursuant to Article 39 of the Company Accounting Regulations of Japan based on the market value of the shares of CCBJI delivered as consideration for the Share Exchange (95,142,879 shares).

(Note 2)
The amount of capital reserves was reduced, at the same time as the Share Exchange, by decreasing capital reserves by an amount equal to the amount it increased upon the Share Exchange.  The amount of capital reserves of CCBJI after reduction of the capital reserves, therefore, is the same as the amount of capital reserves immediately before the Share Exchange, which is 108,166,569,280 yen.

End